P.E. 2/1/02

1111759

1934 Act Registration No. 1- 14700

02013848

SECURITIES AND EXCHANGE COMMISION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant's Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ✓

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______)

NEWS For Immediate Release

SPIL

SPIL Reports Fourth Quarter and Full-Year 2001 Results

Issued by: **Siliconware Precision Industries Co., Ltd.**
Issued on: **February 6, 2002**

Taichung, Taiwan, February 6, 2002—Siliconware Precision Industries Co., Ltd. ("SPIL" or "the Company")(TAIEX: 2325, NASD: SPIL) today announced its unaudited financial results for the full year of 2001. Net sales for the twelve-month ended December 31, 2001 were NT$ 16,530 million, and net loss was NT$ 1,143 million.

On a YoY comparison, the Company's net sales for the twelve months in 2001 declined 12.3% over the same period of 2000. 2001 reported a net loss of NT$1,143 million compared to a net profit of NT$3,221 million a year ago.

For the fourth quarter of 2001, the Company's net sales totaled NT$ 4,688 million and net loss of NT$ 1,151 million. On a sequential comparison, the Company's net sales increased 23.2%. On a YoY comparison, the net sales declined 6.9% compared to the same period of 2000.

Table 1: SPIL 2001 twelve Months results

(Unit:NT$ million, except for EPS)

Item	For the Twelve Months Ended December 31,2001	For the Twelve Months Ended December 31, 2000	YoY Change%
Net sales	16,530	18,846	-12.3%
Gross profit	1,424	3,939	-63.8%
Operating income	27	2,950	-99.1%
Income(Loss) before tax	(1,473)	3,198	—
Net income(loss)	**(1,143)**	**3,221**	—
EPS(NT$)	**(0.61)***	**1.96****	

* 1,873,991 thousand weighted average outstanding shares by end of December, 2001

**Based on 1,646,765 thousand weighted average outstanding shares

***SPIL total outstanding shares: 1,885,174 thousand shares by end of December 2001.

Table 2: SPIL 4Q 2001 results

(Unit:NT$ million)

Item	4Q 2001	3Q 2001	4Q 2000	QoQ Sequential Change%	YoY Change%
Net sales	4,688	3,805	5,038	23.2%	-6.9%
Gross profit	393	235	1,049	67.3%	-62.5%
Operating income(loss)	50	(104)	745	—	-93.3%
Income(Loss) before tax	(992)	(185)	686	435.3%	—
Net income(loss)	**(1,151)**	**(161)**	**876**	616.1%	—

SPIL and Xilinx Announce Successful Development of 300mm Wafer Bumping Technology for Flip Chip Packaging

Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: February 4, 2002

Taichung, Taiwan, February 4, 2002—**Siliconware Precision Industries Co., Ltd.** ("SPIL" or "the Company")(TAIEX: 2325, NASDAQ: SPIL) and Xilinx, Inc. (NASDAQ: XLNX) today announced that they have successfully co-developed 300 millimeter wafer bumping technology and delivered prototypes of Xilinx Virtex® FPGAs. Wafer bumping is the process of depositing a tiny array of solder bumps on the wafer to form the interconnect for flip chip packaging. A fully automated 300mm wafer bumping line has been operational at SPIL since October 2001, and is expected to be in production this quarter, with 6K wafers per month capacity.

SPIL's wafer bumping has been applied on 200 millimeter wafers as a turnkey solution together with its flip chip packages. SPIL's 200 millimeter wafer bumping technology is now in production with yields above 99.5 percent. Leveraging SPIL's 200 millimeter wafer bumping technology licensed from Filp Chip Technology (now K&S), SPIL is extending that expertise, in conjunction with Xilinx, to 300 millimeter wafers.

"This is just another example of the strength of our partnership with SPIL, where SPIL's engineering team collaborated with the Package Development Team at Xilinx to deliver the 300 millimeter bumping solution for flip chip packaging in record time," said Alelie Funcell, Vice President of Supplier Management at Xilinx.

"SPIL is now a world leader in providing advanced packaging solution," said C.Y. Lin, Executive Vice President of SPIL. "Wafer bumping technology will provide the best performance for the next generation of 300 millimeter silicon, and SPIL is proud to lead the development of this technology."

"The Xilinx Virtex-II platform FPGA family continues a tradition of leadership at Xilinx in delivering the most advanced programmable solution for telecommunication, wireless, networking, video and DSP applications," said Vincent Tong, Vice President of Product Technology at Xilinx. "SPIL's state-of-the-art 300 millimeter wafer bumping technology enables us to rapidly bring the Virtex-II family into mass production to meet the fast growing demand."

About Siliconware Precision Industries Ltd.

Siliconware Precision Industries Co., Ltd. ("SPIL") is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers' integrated circuit packaging and testing requirements, with turnkey solutions that covers from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, through drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL's web site at http://www.spil.com.tw/.

About Xilinx

Xilinx is the leading supplier of complete programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, and unparalleled field engineering support. Founded in 1984 and headquartered in San Jose, Calif., Xilinx invented the field programmable gate array (FPGA) and fulfills more than half of the world demand for these devices today. Xilinx solutions enable customers to reduce significantly the time required to develop products for the computer, peripheral, telecommunications, networking, industrial control, instrumentation, aerospace, defense, low-power portable and consumer markets. For more information, visit the Xilinx web site at http://www.xilinx.com.

SPIL Spokesman

Mr. Jong Lin, CFO

Tel: 886-4-25341525#1528

For further information, please contact IR dept.

Mr. Jerome Tsai

Tel: 886-2-27028898#121

Fax: 886-2-27029268

E-mail: jeromet@spiltp.com.tw

Ms. Janet Chen

Tel: 886-2-27028898#132

Fax: 886-2-27029268

E-mail: janet@spiltp.com.tw

矽品精密工業股份有限公司

Siliconware Precision Industries Co., Ltd.



SPIL

Investor Conference

February, 2002

Bough Lin
Chairman

Safe Harbor Notice

SPIL

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

- the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
- cyclical nature of the semiconductor industry;
- risks associated with international global business activities;
- non-operating losses due to poor financial performance of our investments;
- our dependence on key personnel;
- general economic and political conditions, including those related to the semiconductor and personal computer industries;
- possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activity and armed conflict; and
- fluctuations in foreign currency exchange rates.

The words "anticipate', 'believe', "estimate", "expect", "intend', "plan" and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

The investment loss of our company for the year ended December 31, 2001 reflects losses of our company in several of our investments (the "Investees") based on the Investees' unaudited financial results for the year ended December 31, 2001 provided by the Investees to us. The amount of losses contributed by the Investees constituted a majority of the investment loss of our company for the year ended December 31, 2001. Other investees of our company have provided their fiscal 2001 audited financial results to us and such audited financial results have been taken into account in the calculation of our investment loss for the same period. To the extent the amount of the investment loss of our company for the year ended December 31, 2001, based on the Investees' audited financial statements, when available, is materially different from the amount of the investment loss presented herein, we will endeavor to inform the recipients of the financial statements of such difference.

4Q'01 Income Statement YoY Comparison

Amount: NT$Million	4Q 2001 Actual	4Q 2001 %	4Q 2000 Actual	4Q 2000 %	YoY Chg %
Net Sales	4,688	100.0	5,038	100.0	-6.9
Cost of Goods Sold	(4,295)	-91.6	(3,989)	-79.2	7.6
Gross Margin	393	8.4	1,049	20.8	-62.5
Operating Expense	(343)	-7.3	(304)	-6.0	12.8
Operating Income	50	1.1	745	14.8	-93.3
Non-operating Income	169	3.6	169	3.4	—
Non-operating Expense	(1,211)	-25.8	(228)	-4.5	430.2
Income before Tax	(992)	-21.2	686	13.6	—
Income Tax Credit (Expense)	(159)	-3.4	190	3.8	—
Net Income	(1,151)	-24.6	876	17.4	—

4Q'01 Income Statement QoQ Comparison

Amount: NT$Million	4Q 2001 Actual	4Q 2001 %	3Q 2001 Actual	3Q 2001 %	QoQ Chg %
Net Sales	4,688	100.0	3,805	100.0	23.2
Cost of Goods Sold	(4,295)	-91.6	(3,570)	-93.8	20.3
Gross Margin	393	8.4	235	6.2	67.3
Operating Expense	(343)	-7.3	(339)	-8.9	1.2
Operating Income	50	1.1	(104)	-2.7	—
Non-operating Income	169	3.6	119	3.1	42.8
Non-operating Expense	(1,211)	-25.8	(200)	-5.3	505.7
Income before Tax	(992)	-21.2	(185)	-4.9	435.3
Income Tax Credit(Expense)	(159)	-3.4	24	0.6	—
Net Income	(1,151)	-24.6	(161)	-4.3	616.1

Income Statement
YoY Comparison: 12 months

Amount: NT$Million	2001 Actual	2001 %	2000 Actual	2000 %	YoY Chg %
Net Sales	16,530	100.0	18,846	100.0	-12.3
Cost of Goods Sold	(15,106)	-91.4	(14,907)	-79.1	1.3
Gross Margin	1,424	8.6	3,939	20.9	-63.8
Operating Expense					
Selling Expense	(370)	-2.2	(349)	-1.8	6.0
Administrative Expense	(521)	-3.2	(371)	-2.0	40.3
R & D Expense	(506)	-3.1	(269)	-1.4	88.2
Operating Income	27	0.1	2,950	15.7	-99.1
Non-operating Income	601	3.6	834	4.4	-27.9
Non-operating Expense	(2,101)	-12.7	(586)	-3.1	258.4
Income before Tax	(1,473)	-9.0	3,198	17.0	—
Income Tax Credit (Expense)	330	2.0	23	0.1	1284.3
Net Income	(1,143)	-7.0	3,221	17.1	—
Diluted Earnings Per Ordinary Shares	NT$ (0.61)		NT$ 1.96		
Diluted Earnings Per ADS	US$ (0.09)		US$ 0.28		
Weighted average outstanding shares ('K)	1,873,991		1,646,765		

Balance Sheet Highlight- December 31, 2001

Amount: NT$Million	Dec 31,2001 Actual	Dec 31,2001 %	Dec 31,2000 Actual
Cash	6,090	14	6,559
Long-term Investments	7,341	17	6,827
Fixed Assets	22,666	52	21,284
Total Assets	43,407	100	42,280
LT Debt	10,640	25	9,291
Shareholder Equity	26,881	62	28,397
Depreciation	4,044		2,105
Capital Expenditure	5,438		6,535

Long-Term Investment

SPIL

Amount: NT$Million

Investees	Business	Ownership %	Investment Book Value as Dec 31,2001
ChipMOS Tech.	Memory & LCD Driver Assembly & Test	29	3,115
Phoenix Precision	IC Substrates	17	1,088
SIGURD	PDIP/SO Assembly & Test	34	459
ThaiLin	Memory Test	9	216
Ucomm	RF Test	16	76
CAESAR	SO/QFP Assembly & Test	35	0
Siliconware Invest.	Investment	100	1,728
Others			659
Total			7,341

ARTEST	Mixed Signal & RF Test	31	210
Unimicron Tech.	PCB& IC Substrates	2	205
SPIL		1	794
Others	IC Design House, etc		311

Investment Loss Recognized in 2001

SPIL

Amount: NT$Million

Investees	1H 01 Actual	2H 01 Actual	2001 Actual
CAESAR Technology Inc.	(114)	(602)	(716)
ChipMOS Technologies Inc.	(187)	(245)	(432)
Siliconware Investment Co. Ltd.	6	(54)	(48)
Others	(9)	(15)	(24)
Total			(1,220)

Top 20 Customers

Acer Labs	Marvell
AMIC	Mediatek
ATI	nVidia
Broadcom	Realtek
Cirrus Logic	Ricoh
EliteMT	Sandisk
Genesis	SmSC
I-MSO	UMC
LSI Logic	Via
MXIC	Xilinx

Sales Breakdown by Geography


Asia 46%
US 52%
Japan 2%
3Q'01
Asia 48%
US 49%
Japan 3%
4Q'01

Sales Breakdown by Customer


Fabless
80%
IDM
20%
3Q'01
Fabless
83%
IDM
17%
4Q'01

Sales Breakdown by Application


Other
3%
Consumer
14%
Communication
14%
Memory
14%
PC
55%
3Q'01
Other
3%
Consumer
14%
Communication
14%
Memory
15%
PC
54%
4Q'01

Sales Breakdown by Product Type



Other
2%
Testing
10%
SO
13%
BGA
39%
QFP
36%

3Q'01



Other
1%
Testing
10%
SO
12%
BGA
43%
QFP
34%

4Q'01

Capacity-Wirebonder, Tester, Headcount

Item \ Period	4Q 00	1Q 01	2Q 01	3Q 01	4Q 01
Wirebonder	1,829	1,877	1,868	1,888	2,085
Tester	158	163	163	165	171
Headcount	6,394	6,319	6,019	6,064	6,610

Advanced Packaging Development Status

- **12" Wafer Bumping** line installed and qualified in 4Q 2001 with 6K per month capacity now.
- **Flip Chip Package** in production with 500K per month capacity now.
- **Wafer Level CSP(WLCSP)** is ready for production.
- **System in Package(SiP) in production.**
- **12" Wafer Assembly in production.**

Advanced Packaging Development Status

- **Stacked Die CSP Package in production.**
- **Low K/Cu Wafer Assembly Technology (Wire Bond & Flip Chip) is available.**
- **45 um in-line Fine Pitch Wire Bonding Technology is available.**
- **Established Thin Wafer(4 mil) Assembly Technology for Stacked Die CSP.**

Patent Filing & Granted

Taiwan



	1996	1997	1998	1999	2000	2001
□ Filing	1	4	8	31	103	81
□ Granted	1	4	8	25	75	4

U S A



	1997	1998	1999	2000	2001
□ Filing	1	1	27	59	47
□ Granted	1	1	13	26	0

※ numbers updated by end of Dec 2001

http://www.spil.com.tw

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended December 31, 2001 and 2000

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on December 31					Sequential Comparison		
	4Q 2001		% of	4Q 2000	YOY	4Q 2001	3Q 2001	QOQ
	USD	NTD	Sales	NTD	change %	NTD	NTD	change %
Net Sales	133,829	4,688,027	100.0	5,038,027	-6.9	4,688,027	3,804,587	23.2
Cost of Goods Sold	(122,598)	(4,294,615)	-91.6	(3,989,436)	7.6	(4,294,615)	(3,569,484)	20.3
Gross Profit	11,231	393,412	8.4	1,048,591	-62.5	393,412	235,103	67.3
Operating Expenses								
Selling Expenses	(2,319)	(81,252)	-1.7	(102,177)	-20.5	(81,252)	(94,248)	-13.8
Administrative Expenses	(3,877)	(135,826)	-2.9	(115,493)	17.6	(135,826)	(118,533)	14.6
Research and Development Expense	(3,614)	(126,581)	-2.7	(86,238)	46.8	(126,581)	(126,254)	0.3
Operating Income	1,420	49,753	1.1	744,683	-93.3	49,753	(103,932)	—
Non-operating Income	4,833	169,295	3.6	169,482	-0.1	169,295	118,566	42.8
Non-operating Expenses	(34,564)	(1,210,762)	-25.8	(228,380)	430.2	(1,210,762)	(199,885)	505.7
Income before Income Tax	(28,310)	(991,714)	-21.2	685,785	—	(991,714)	(185,251)	435.3
Income Tax Credit (Expenses)	(4,551)	(159,409)	-3.4	190,582	—	(159,409)	24,504	—
Net Income	(32,861)	(1,151,123)	-24.6	876,367	—	(1,151,123)	(160,747)	616.1

Note

(1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.03 per U. S. dollar.

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the 12 Months Ended December 31, 2001 and 2000

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on December 31, 2001 and 2000			
	2001		2000	YOY
	USD	NTD	NTD	Change %
Net Sales	471,893	16,530,395	18,845,766	-12.3%
Cost of Goods Sold	(431,235)	(15,106,170)	(14,906,554)	1.3%
Gross Profit	40,657	1,424,225	3,939,212	-63.8%
Operating Expenses				
Selling expenses	(10,555)	(369,744)	(348,783)	6.0%
Administrative expenses	(14,882)	(521,328)	(371,526)	40.3%
Research and development expenses	(14,447)	(506,082)	(268,863)	88.2%
Operating Income	773	27,071	2,950,040	-99.1%
Non-operating Income	17,173	601,561	833,838	-27.9%
Non-operating Expenses	(59,986)	(2,101,327)	(586,337)	258.4%
Income Before Income Tax	(42,041)	(1,472,695)	3,197,541	—
Income Tax Credit (Expenses)	9,421	330,006	23,839	1284.3%
Net Income	(32,620)	(1,142,689)	3,221,380	—
Earnings Per Common Share		NT$ (0.61)	NT$ 1.96	
Earnings Per ADS		US$ (0.09)	US$ 0.28	
Weighted Average Number of Shares Outstanding('k)		1,873,991	1,646,765	

Note

(1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.03 per U. S. dollar.

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

SPIL

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended December 31, 2001 and 2000

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2001		12 months, 2000
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net income(Loss)	(32,620)	(1,142,689)	3,221,380
Depreciation & Amortization	123,016	4,309,256	2,256,989
Recovery of market value on short term investment	(145)	(5,095)	—
Provision for loss on obsolescence and decline in market value of inventory	4,516	158,181	70,811
Long-term investment loss(gain) recognized by equity method	34,900	1,222,538	(268,140)
Gain on disposal of investment	(714)	(25,028)	(9,439)
Loss(Gain) on disposal of property, plant, and equipment	(8)	(283)	21,256
Compensation interest payable on bonds payable	9,475	331,902	341,456
Unrealized foreign currency exchange loss on bonds payable	8,697	304,643	323,008
Change in working capital & others	(5,863)	(205,393)	(909,728)
Net cash flows provided from operating activities	141,251	4,948,032	5,047,593
Cash Flows from Investing Activities:			
Proceeds from secured deposits	6,061	212,317	77,000
Acquisition of property, plant, and equipment	(155,224)	(5,437,502)	(6,535,190)
Proceeds from disposal of short-term investment	1,528	53,536	56,215
Proceeds from disposal of long-term investment	8,964	313,995	—
Proceeds from disposal of property, plant, and equipment	72	2,528	7,095
Payment for long-term investment	(50,785)	(1,778,987)	(2,697,453)
Payment for deferred charges/other changes	(8,052)	(282,051)	162,698
Net cash used in investing activities	(197,435)	(6,916,164)	(8,929,635)
Cash Flows from Financing Activities:			
Proceeds (Repayment) in short-term loan	(5,172)	(181,182)	479,182
Proceeds (Repayment) of commercial paper	2,820	98,800	(223,141)
Proceeds (Repayment) from long-term loan	117,616	4,120,082	1,120,000
Remuneration of directors and supervisors	(1,507)	(52,790)	(29,039)
Issuance of ADR	—	—	7,493,682
Redemption of bonds payable	(54,733)	(1,917,304)	—
Purchase of treasury stock	(16,242)	(568,951)	—
Refund of deposit-out	14	480	—
Net cash provided from financing activities	42,796	1,499,135	8,840,684
Net increase (decrease) in cash and cash equivalents	(13,388)	(468,997)	4,958,642
Cash and cash equivalents at beginning of period	187,232	6,558,744	1,600,102
Cash and cash equivalents at end of period	173,844	6,089,747	6,558,744

Note (1) : New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.03 per U. S. dollar.

(2) : All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of December 31, 2001 and 2000

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	December 31,2001			December 31,2000		Sequential	
ASSETS	**USD**	**NTD**	**%**	**NTD**	**%**	**Change**	**%**
Cash	173,844	6,089,747	14	6,558,744	16	(468,997)	-7
Short-term investment	—	—	—	47,821	0	(47,821)	-100
Accounts receivable	111,087	3,891,365	9	3,895,186	9	(3,821)	0
Inventories	40,072	1,403,722	3	1,624,716	4	(220,994)	-14
Other current assets	13,136	460,163	1	798,584	2	(338,421)	-42
Total current assets	338,139	11,844,997	27	12,925,051	31	(1,080,054)	-8
Long-term investments	209,570	7,341,235	17	6,827,404	16	513,831	8
Fixed assets	1,000,949	35,063,253	81	29,696,217	70	5,367,036	18
Less accumulated depreciation	(353,889)	(12,396,737)	-29	(8,411,963)	-20	(3,984,774)	47
Net fixed assets	647,060	22,666,516	52	21,284,254	50	1,382,262	6
Other assets	44,376	1,554,492	4	1,243,092	3	311,400	25
Total Assets	1,239,145	43,407,240	100	42,279,801	100	1,127,439	3
LIABILITIES AND STOCKHOLDERS' EQUITY							
Liabilities							
Total current liabilities	167,213	5,857,486	13	4,573,120	11	1,284,366	28
Bonds payable	127,630	4,470,894	10	5,779,715	14	(1,308,821)	-23
Long term loans	176,095	6,168,606	14	3,511,600	8	2,657,006	76
Other liabilities	832	29,150	0	18,262	0	10,888	60
Total Liabilities	471,771	16,526,136	38	13,882,697	33	2,643,439	19
Stockholders' Equity							
Capital stock	538,160	18,851,737	43	16,235,946	38	2,615,791	16
Capital reserve	230,885	8,087,913	19	8,121,124	19	(33,211)	0
Legal reserve	37,734	1,321,835	3	998,652	2	323,183	32
Special reserve	7,684	269,154	1	—	—	269,154	—
Retained earnings	(32,143)	(1,125,972)	-3	3,277,635	8	(4,403,607)	-134
Unrealized long-term investment loss	—	—	—	(269,154)	-1	269,154	-100
Cumulated translation adjustment	1,296	45,388	0	32,901	0	12,487	38
Treasury stock	(16,242)	(568,951)	-1	—	—	(568,951)	—
Total Equity	767,374	26,881,104	62	28,397,104	67	(1,516,000)	-5
Total Liabilities & Shareholders' Equity	1,239,145	43,407,240	100	42,279,801	100	1,127,439	3

Note (1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.03 per U. S. dollar .

(2)All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 6,2002

By: /S/ WEN CHUNG LIN

Wen Chung Lin

Vice President & Spokesman